[Foley & Lardner letterhead] August 22, 2014	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com WRITER'S DIRECT LINE 414.297.5668 rryba@foley.com EMAIL CLIENT/MATTER NUMBER 092233-0112
Via EDGAR and Federal Express

Mr. William H. Thompson Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:    Integrys Energy Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 27, 2014
Definitive Proxy Statement filed on Schedule 14A
Filed March 27, 2014
File No. 1-11337

Wisconsin Public Service Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 1-3016

Dear Mr. Thompson:
On behalf of our clients, Integrys Energy Group, Inc., a Wisconsin corporation (“Integrys”), and Wisconsin Public Service Corporation, a Wisconsin corporation (“WPS”), set forth below are the responses of Integrys and/or WPS to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 12, 2014, with respect to the above-referenced filings. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the responses of Integrys and/or WPS (in regular type).
Integrys Energy Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Item 8. Financial Statements and Supplementary Data, page 47

1.
Please quantify, on an absolute dollar basis, the revenue generated from both your products and services provided within your non-regulated businesses. Additionally, please tell us what consideration you gave to separately disclosing revenues and cost of revenues by

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William H. Thompson
August 22, 2014

products and services pursuant to Rules 5-03(b)(1) and (2) of Regulation S-X for your non-regulated businesses.
Response:
In response to the Staff’s comment, Integrys notes that its non-regulated Integrys Energy Services segment generates revenues only from the sale of products.  Revenues recognized from the Integrys Energy Services retail marketing business include the sale of natural gas and electricity in various retail markets to commercial and industrial customers, as well as direct and aggregated small commercial and residential customers.  Revenues recognized from the Integrys Energy Services asset business include the sale of electricity, solar renewable energy credits, and landfill gas, to end-use customers. None of these revenues are generated from the performance of services.  As a result, Integrys respectfully believes that the disclosures required by Rules 5-03(b)(1) and (2) of Regulation S-X are not applicable to its non-regulated Integrys Energy Services businesses.
Integrys’ other non-regulated revenues originate from its compressed natural gas business, its Minnesota Energy Resources Corporation Home Services business, and other miscellaneous nonutility revenues. The revenues from these businesses are derived from both product sales and services.  However, the total of these revenues comprise less than 3% of total non-regulated revenues and less than 1% of total Integrys revenues for all periods presented in Integrys’ Annual Report on Form 10-K for the year ended December 31, 2013. The cost of sales related to these non-regulated businesses comprise less than 2% of total non-regulated cost of sales and less than 1% of total Integrys revenues for all periods presented in Integrys’ Annual Report on Form 10-K for the year ended December 31, 2013. Therefore, Integrys chose to combine revenues and cost of sales from these non-regulated products and services with the product revenues and cost of sales, respectively, from our Integrys Energy Services business pursuant to Rules 5-03(b)(1) and (2) of Regulation S-X.
Definitive Proxy Statement filed on Schedule 14A
Short-Term Incentive Compensation, page 47

2.
With a view towards enhancing future disclosure, please explain how you determine whether the various targets associated with the Environmental Impact, Customer Satisfaction – Utility Customers and Safety non-financial goals have been met. In doing so, please describe the extent to which each standard is objective or subjective and, if the former, please disclose targets and actual results for each goal. With respect to Wisconsin Public Service Corporation’s annual report on Form 10-K, please also provide information responsive to this comment for Wisconsin Public Service Corporation.

Response:
As requested, set forth below is an explanation of how Integrys and WPS determine whether the various targets associated with (1) Environmental Impact, (2) Customer Satisfaction – Utility Customers and (3) Employee Safety non-financial performance goals have been met. For each of these non-financial performance goals, please note that Integrys and WPS evaluate them using

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William H. Thompson
August 22, 2014

objective criteria. In future filings, Integrys and WPS will disclose this information, as well as the applicable benchmarks and actual results to the extent objective criteria is used. Future filings will generally include disclosures like the following, which reflects the Integrys and WPS 2013 benchmarks and 2013 actual results for the non-financial performance goals.

(1)Environmental Impact

This measure is the same for Integrys and WPS. It consists of four metrics, each of which has a “target” reduction of annual emissions of carbon dioxide (CO2) and other greenhouse gases. Two metrics are project related: heat rate improvement at our power plants and lighting upgrades in our facilities. The other two metrics are the fuel used during the year by our vehicles, per employee hours worked, and the amount of gas main retirements completed during the year. The target reduction for each metric is established based on historic results and is developed by the responsible business unit. In determining whether the desired performance goals have been met, Integrys aggregates the results obtained in achieving the desired reductions, and then determines whether the targeted reductions, on a consolidated basis, were reached.

The benchmarks for 2013, and the actual results for 2013, are provided below. The numbers in the table represent the percentage of the targeted reductions, on a consolidated basis, that were achieved (the higher the number, the better Integrys did in reaching the targeted, consolidated reductions).

Threshold	Target	Superior	Actual
80%	100%	135%	94.5%

(2)Customer Satisfaction – Utility Customers
Performance is measured based on customer satisfaction through surveys performed by an outside vendor as compared to survey results of other regional benchmark energy suppliers. Based on surveys conducted by the outside vendor, the vendor calculates an average “Customer Satisfaction Index” score. Integrys and WPS then compare their “Customer Satisfaction Index” scores against the average score to determine how well they performed. The “Customer Satisfaction Index” measures performance in a number of areas, including billing and payment, price, communications, corporate citizenship, customer service and field service. For Integrys, this measure is determined based on scores at all of our regulated utility subsidiaries, on a consolidated basis, and for WPS, this measure is based on scores at WPS and Upper Peninsula Power Company (UPPCO), on a consolidated basis.
The benchmarks for 2013, and the actual results for 2013, are provided below. The numbers in the table represent how favorably the “Customer Satisfaction Index” score of Integrys and WPS compare against the average score for the “Customer Satisfaction Index” (the higher the number, the better the performance of Integrys and WPS compares against the average performance).

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William H. Thompson
August 22, 2014

Entity	Threshold	Target	Superior	Actual
Integrys	97.6%	99.3%	101.0%	98.2%
WPS	100.3%	102.4%	104.5%	101.5%

(3)Employee Safety

Performance is measured based on the Occupational Safety and Health Administration (OSHA) recordable incident rates divided by the number of employee hours worked. For Integrys, this measure is based on OSHA recordable incident rates and employee hours worked at all of our subsidiaries, on a consolidated basis, except for Mr. Borgard. Mr. Borgard’s measure is based on OSHA recordable incident rates and employee hours worked only at our regulated utility subsidiaries, on a consolidated basis. For WPS, this measure is based on OSHA recordable incident rates and employee hours worked at WPS and UPPCO, on a consolidated basis.

The benchmarks for 2013, and the actual results for 2013, are provided below. The numbers in the table represent the number of OSHA recordable incidents per employee hours worked (the lower the number, the fewer recordable OSHA incidents Integrys and WPS had per employee hours worked).

Entity	Threshold	Target	Superior	Actual
Integrys	3.82	2.59	2.25	3.39
Integrys (Borgard)	5.33	3.71	3.25	4.92
WPS	5.33	3.71	3.25	4.92

* * *
As requested, enclosed is a written acknowledgement of Integrys and WPS.
If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297‑5668 or Peter D. Fetzer at (414) 297-5596.
Very truly yours,

/s/ Russell E. Ryba

Russell E. Ryba
Enclosure

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William H. Thompson
August 22, 2014

cc:
Tony Watson
Jason Niethamer
Jacqueline Kaufman
Mara Ransom
United States Securities and Exchange Commission
James F. Schott
Jodi J. Caro
Linda M. Kallas
Integrys Energy Group, Inc. and Wisconsin Public Service Corporation
Peter D. Fetzer
Foley & Lardner LLP

INTEGRYS ENERGY GROUP, INC. 200 East Randolph Street Chicago, Illinois 60601-6207 (312) 228-5400	WISCONSIN PUBLIC SERVICE CORPORATION 700 North Adams Street P.O. Box 19001 Green Bay, Wisconsin 54307-9001 (800) 450-7260
August 22, 2014
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:
As requested in the letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 12, 2014, with respect to comments of the Staff on the filings of Integrys Energy Group, Inc. and Wisconsin Public Service Corporation referred to therein, Integrys Energy Group, Inc. and Wisconsin Public Service Corporation hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

INTEGRYS ENERGY GROUP, INC.
WISCONSIN PUBLIC SERVICE CORPORATION

By:     /s/ James F. Schott
James F. Schott
Executive Vice President and Chief Financial
Officer